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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.


                             HEWLETT-PACKARD COMPANY

Dear Shareowner:

Please accept our thanks for sending in your WHITE Proxy Card.

To avoid any possible dispute as to the validity of your proxy for the reason(s) indicated below, we are requesting that you sign, date and mail the enclosed additional WHITE Proxy Card with the correction indicated below in the self-addressed envelope provided for your convenience. This Proxy will automatically revoke any previously granted proxy when it is returned.

[_] YOUR PREVIOUS WHITE PROXY WAS UNSIGNED. (If signing as attorney, executor, administrator, personal representative of an estate, corporate officer, partner, trustee, custodian or guardian, please sign and give your full title as such.)

[_] YOUR PREVIOUS WHITE PROXY WAS UNDATED. (Please date, sign and return the enclosed WHITE Proxy Card in the enclosed envelope.)

[_] YOUR PREVIOUS WHITE PROXY OMITTED YOUR TITLE OR AUTHORITY. (If signing as attorney, executor, administrator, personal representative of an estate, corporate officer, partner, trustee, custodian or guardian, please sign and give your full title as such.)

[_] YOUR PREVIOUS WHITE PROXY, AS SIGNED, DID NOT CONFORM TO THE NAME SHOWN ON THE PROXY. (Please date and sign the enclosed White proxy card exactly as the registration appears on the proxy, including your full title if signing other than in an individual capacity.) If the registration is in the name of a custodian for the benefit of a minor, the custodian must sign and indicate his/her capacity. If you are a beneficiary 18 years or older, you may sign as long as you indicate your age.

[_] YOUR PREVIOUS WHITE PROXY WAS NOT SIGNED BY ALL JOINT OWNERS. (If shares are registered in the name of more than one person, each such person should sign the enclosed WHITE Proxy Card. If a joint tenant is deceased, please indicate that you are the surviving joint owner.)

[_] YOUR PREVIOUS WHITE PROXY, AS MARKED, DID NOT CLEARLY SPECIFY YOUR INSTRUCTIONS. Please sign, date and clearly mark your proxy.

[_]   OTHER
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Since time is of the essence, we would greatly appreciate your signing, dating and mailing the enclosed WHITE Proxy Card as soon as possible. Please mail it in the envelope provided for your convenience. If you have any questions, please call Innisfree M&A Incorporated, the firm assisting us, toll-free at 877-750-5836. Once again, we greatly appreciate your support.

Sincerely,

HEWLETT-PACKARD COMPANY

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.